EXHIBIT 99.1

ASX ANNOUNCEMENT

(ASX: NVX)

NOVONIX Releases Inaugural Sustainability Report

BRISBANE, Australia, March 8, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”), a leading battery materials and technology company, today announced that it has released its inaugural Sustainability Report.

NOVONIX’s Sustainability Report underscores the Company’s dedication to running a profitable, ethical, and sustainable business. It emphasizes the steps taken to develop its ESG (Environmental, Social, and Governance) program, including the formation of an ESG Committee, and the establishment of ESG priorities consistent with the Company’s values, business strategy, and commitment to sustainability. The report also outlines NOVONIX’s strategies and initiatives for advancing its ESG program further, taking into account the interests of key stakeholders such as shareholders, customers, employees, regulators, suppliers, and local communities.

Dr. Chris Burns, CEO of NOVONIX, said, “We are on a journey to help provide revolutionary solutions to the battery industry to enable the adoption of clean energy. As a battery materials and technology company, we have a critical role to play in how our world’s energy is used. Our mission is to develop innovative, sustainable technologies and high-performance materials to service the electric vehicle and energy storage industries, so we view our commitment to sustainability as an inherent part of our mission. We are proud to publish our inaugural Sustainability Report to share our progress in promoting clean energy.”

The Sustainability Report presents the Company’s achievements to date, its plans moving forward, and the framework established to facilitate continuing progress. The report highlights the Company’s:

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environmentally conscious foundation that aligns with its mission to provide revolutionary clean-energy solutions to the battery industry;
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the commitment to meaningful policies and measurable targets in the areas of workforce health and safety, employee engagement and diversity, equity, and inclusion; and
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corporate governance structure designed to facilitate effective internal oversight of and accountability for our ESG initiatives.

As NOVONIX advances its ESG program, it intends to continue its transparency regarding its performance, progress, and engagement with its key stakeholders. To access NOVONIX’s inaugural Sustainability Report, please visit NOVONIX’s 2023 Sustainability Report on the Sustainability page of our website.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include our plans to advance our ESG program and provide additional information on our efforts in the future.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the success of the furnace technology, our ability to access global supply chains, timing and demand of customer supply contracts, and the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements and needs and access for additional financing, and regulatory developments in the United States, Australia and other jurisdictions. Detailed information regarding these and other factors that could affect our business and results is included in our filings, including the Company's annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA